UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 10)*

MECHEL PAO

(Name of Issuer)

COMMON SHARES, PAR VALUE 10 RUSSIAN RUBLES PER SHARE

AMERICAN DEPOSITARY SHARES, EACH ADS REPRESENTING ONE COMMON SHARE

(Title of Class of Securities)

RU000A0DKXV5

583840103

(CUSIP Number)

Alexey Lukashov

Krasnoarmeyskaya str., 1

125167 Moscow,

Russian Federation

+7 495 2218888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 16, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. RU000A0DKXV5; 583840103

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Kirill I. Zyuzin
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,297
	8.	Shared Voting Power 79,449,936
	9.	Sole Dispositive Power 1,297
	10.	Shared Dispositive Power 78,776,366

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 79,451,233
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19.09%
14.	Type of Reporting Person (See Instructions) IN

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) MetHol OOO
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 77,838,103
	8.	Shared Voting Power 12,389,830
	9.	Sole Dispositive Power 77,838,103
	10.	Shared Dispositive Power 1,585,772

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 90,227,933
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 21.68%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) JSC COALMETBANK
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 895,211
	8.	Shared Voting Power 24,720
	9.	Sole Dispositive Power 895,211
	10.	Shared Dispositive Power 1,485

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 919,931
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.22%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) SKYBLOCK LIMITED
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Republic of Cyprus

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 690,561
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 690,561
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 690,561
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.17%
14.	Type of Reporting Person (See Instructions) CO

CUSIP No. RU000A0DKXV5

1.	Name of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) YAKUTUGOL JSHC
2.	Check the Appropriate Box if a member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Russian Federation

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 10,804,058
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power -0-
	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 10,804,058
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.60%
14.	Type of Reporting Person (See Instructions) CO

Item 1.	Security and Issuer

This Amendment to Schedule 13D (the “Schedule 13D”) further amends the Schedule 13D originally filed by the Reporting Persons (as defined below) on December 24, 2014 (the “Original Schedule 13D”), as amended and restated on May 12, 2016, September 30, 2019, October 24, 2019, March 18, 2020, October 27, 2020, January 27, 2021, February 09, 2021, April 19, 2021 and August 03, 2021 (the “Amended Schedule 13D”) and relates to common shares, par value 10 Russian rubles per share (the “Common Shares”), of Mechel PAO, a public joint-stock company incorporated under the laws of the Russian Federation (the “Issuer”) and the Issuer’s American Depositary Shares (“ADSs”), each ADS representing one Common Share. The principal executive offices of the Issuer are located at Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation.

Item 2.	Identity and Background

(a) - (c) and (f). This Schedule 13D is filed by Kirill I. Zyuzin, a natural person and a citizen of the Russian Federation (“Mr. Zyuzin”); MetHol OOO, a limited liability company organized under the laws of the Russian Federation (“MetHol”), JSC COALMETBANK, joint-stock company organized under the laws of Russian Federation (“Coalmetbank”), Skyblock Limited, limited liability company organized under the laws of Republic of Cyprus (“Skyblock”) and YAKUTUGOL JSHC, joint-stock holding company organized under the laws of the Russian Federation (“Yakutugol”) (collectively, the “Reporting Persons”).

Mr. Zyuzin is a Management Director of JSC Moskoks. Mr. Zyuzin’s principal business address is at Belokamennoe highway, 13, Vidnoe, Leninskiy district, Moscow Region, 142703, Russian Federation.

MetHol is a limited company organized under the laws of the Russian Federation whose principal business is to make private investments. Mr. Zyuzin owns 33% of the outstanding equity interests in MetHol. The principal business office address of MetHol is at Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation. The names of the executive officers and directors of MetHol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Ifutina General Director	Krasnoarmeyskaya str., 1 Moscow, 125167 Russian Federation	Russian Federation	Assistant of the Chairman of the Board of Directors of Mechel PAO, Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation.

Coalmetbank is a joint-stock company organized under the laws of the Russian Federation whose principal business is to make private investments. Mr. Zyuzin indirectly owns 29.51% of the outstanding equity interests in Coalmetbank as he owns 33% of the outstanding equity interests in MetHol and MetHol owns 89.43% of the outstanding equity interests in Coalmetbank. The principal business office address of Coalmetbank is Molodogvardeytzev str., 17B, Chelyabinsk, 454138, Russian Federation, The names of the executive officers and directors of Coalmetbank, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Tatyana Bessmertnykh Chairman of the Board	Molodogvardeytzev str., 17B Chelyabinsk, 454138, Russian Federation.	Russian Federation	Chairman of the Board of Coalmetbank, Molodogvardeytzev str.17B, Chelyabinsk, 454138, Russian Federation.

Skyblock is a limited liability company organized under the laws of the Republic of Cyprus whose principal business is to make private investments. Mr. Zyuzin indirectly owns 6.23% of the outstanding equity interests in Skyblock. The principal business office address of Skyblock is 27 Michalakopoulou street, 1075 Nicosia, Cyprus. The names of the executive officers and directors of Skyblock, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Elena Rogova Director	27 Michalakopoulou street, 1075 Nicosia, Cyprus	Russian Federation	Director of Skyblock, 27 Michalakopoulou street, 1075 Nicosia, Cyprus.

Yakutugol is a joint-stock holding company organized under the laws of the Russian Federation which principal business is producing of low-volatile hard coking coal. Mrs. Zyuzin indirectly owns 6.23% of the outstanding equity interests in Yakutugol. The principal business office address of Yakutugol is Lenina Ave. 3/1, Neryungri, Republic of Sakha (Yakutia), 678960, Russian Federation. The names of the executive officers and directors of Yakutugol, their addresses, citizenship and principal occupations are as follows:

Name and Office Held	Business Address	Citizenship	Principal Occupation or Employment
Andrey PazinachGeneral Director of Mechel-Mining Management Company OOO	Lenina Ave. 3/1, Neryungri, Republic of Sakha (Yakutia), 678960, Russian Federation	Russian Federation	General Director of Mechel-Mining Management Company OOO, Krasnoarmeyskaya str., 1, Moscow, 125167, Russian Federation

(d) and (e). To the best knowledge of the Reporting Persons, none of the persons or entities identified in this Item 2 has, during the five years preceding the date of this Schedule 13D, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Igor V. Zyuzin gifted 33% of the outstanding equity interest in MetHol to Mr. Zyuzin for family reasons for no consideration. Igor V. Zyuzin co-founded the Issuer in 2003 and has maintained a significant stake in the Issuer since then.

Item 4.	Purpose of Transaction

Mr. Zyuzin beneficially owns approximately 19.09% of the Common Shares. Except in certain cases as provided by the Federal Law “On Joint-Stock Companies”, dated December 26, 1995, as amended, resolutions at a shareholders’ meeting of the Issuer are adopted by a simple majority in a meeting at which shareholders holding more than half of the voting shares of the Issuer are present or represented. Accordingly, Mr. Zyuzin has no power individually to control matters to be decided by vote at a shareholders’ meeting and cannot control the appointment of the majority of directors and the removal of all of the elected directors.

No Reporting Person has any present plan or proposal to acquire or dispose of any Common Shares, ADSs or GDSs, although consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, ADSs, or GDSs or dispose of any or all of its Common Shares, ADSs or GDSs, as applicable, depending upon prevailing market, economic and other conditions, other investment and business opportunities available to the Reporting Persons, liquidity requirements of the Reporting Persons, tax considerations and/or other investment considerations.

None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a) – (b). All percentages of Common Shares disclosed in this Schedule 13D are calculated based on an aggregate total of 416,270,745 Common Shares, including Common Shares underlying ADSs and GDSs, issued and outstanding as of June 30, 2021.

As of today, Mr. Zyuzin is the record owner of 1,297 Common Shares, which represents 0.0003% of the Common Shares; MetHol is the record owner of 77,838,103 Common Shares, which represents 18.70% of the Common Shares, Coalmetbank is the record owner of 895,211 Common Shares, which represents 0.22% of the Common Shares, Skyblock is the record owner of 690,561 Common Shares, which represents 0.17% of the Common Shares and Yakutugol is the record owner of 10,804,058 Common Shares, which represent 2.60% of Common Shares.

Mr. Zyuzin owns 33% of the outstanding equity interests in MetHol and may therefore be deemed to share beneficial ownership of the Common Shares held of record by MetHol.

Mr. Zyuzin indirectly owns 29.51% of the outstanding equity interests in Coalmetbank, and may be deemed to share beneficial ownership of the Common Shares held of record by Coalmetbank.

Mr. Zyuzin indirectly owns 6.23% of the outstanding equity interests in Skyblock and may be deemed to share beneficial ownership of 43,052 Common Shares held of record by Skyblock.

Mr. Zyuzin indirectly owns 6.23% of the outstanding equity interests in Yakutugol and may be deemed to share beneficial ownership of 673,570 Common Shares held of record by Yakutugol.

MetHol owns 89.43% of the outstanding equity interests in Coalmetbank and may therefore be deemed to share beneficial ownership of Common Shares held of record by Coalmetbank.

MetHol indirectly owns 18.89% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of Common Shares held of record by Skyblock.

MetHol indirectly owns 18.89% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of Common Shares held of record by Yakutugol.

Coalmetbank indirectly owns 0.22% of the outstanding equity interests in Skyblock and may therefore be deemed to share beneficial ownership of 1,485 Common Shares held of record by Skyblock.

Coalmetbank indirectly owns 0.22% of the outstanding equity interests in Yakutugol and may therefore be deemed to share beneficial ownership of 23,235 Common Shares held of record by Yakutugol.

In late August 2021 Coalmetbank sold to BASK MED, BASK MED Region and Swan Agency Ltd. 26,270 Common Shares, 70,650 Common Shares and 25,250 Common Shares respectively at the market price.

In the beginning of September 2021 Coalmentbank sold 158,227 Common Shares to Irina V. Zyuzina at the market price.

As a result of the relationships and shareholdings described above, the Reporting Persons may be deemed to beneficially own Common Shares as of today as follows:

Reporting Person	Number of Common Shares Beneficially Owned	Percentage of Common Shares
Mr. Zyuzin	79,451,233	19.09%
MetHol	90,227,933	21.68%
Coalmetbank	919,931	0.22%
Skyblock	690,561	0.17%
Yakutugol	10,804,058	2.60%

(c) Not applicable.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

None of the Reporting Persons or, to the best knowledge of the Reporting Persons, the other persons named in Item 2, is a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer, including but not limited to the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except the arrangements and relationships described in Item 5 above.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Date: September 16, 2021

KIRILL I. ZYUZIN

/s/ Kirill I. Zyuzin

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh
Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

SKYBLOCK LIMITED

By:	/s/ Elena Rogova
Name:	Elena Rogova
Title:	Director

JSHC Yakutugol

By:	/s/ Andrey Pazinach
Name:	Andrey Pazinach
Title:	General Director of Mechel-Mining Management Company OOO

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Schedule 13D (including any and all amendments thereto) with respect to the Common Shares and ADSs of Mechel PAO, and further agree that this Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein; provided that no party is responsible for the completeness or accuracy of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original instrument, but all of such counterparts together shall constitute but one agreement.

In evidence thereof the undersigned, being duly authorized, hereby execute this agreement on September 16, 2021.

KIRILL I. ZYUZIN

/s/ Kirill I. Zyuzin

METHOL OOO

By:	/s/ Tatyana Ifutina
Name:	Tatyana Ifutina
Title:	General Director

JSC COALMETBANK

By:	/s/ Tatyana Bessmertnykh
Name:	Tatyana Bessmertnykh
Title:	Chairman of the Board

SKYBLOCK LIMITED

By:	/s/ Elena Rogova
Name:	Elena Rogova
Title:	Director

JSHC Yakutugol

By:	/s/ Andrey Pazinach
Name:	Andrey Pazinach
Title:	General Director of Mechel-Mining Management Company OOO